Zubra Inc.
717 N. Union Street, #114
Wilmington, Delaware 19805

April 7, 2014

Via Edgar

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Washington, DC 20549

Re: Zubra Inc.
Registration Statement on Form S-1
Filed February 27, 2014
File No. 333-194170

Dear Mr. Spirgel,

Zubra, Inc., acknowledges receipt of the letter dated March 31, 2014 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Amended Draft") and have tracked all changes in the Edgarized document for ease of review. The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

General

General

1.
We note your response to comment two; however, the language in paragraph four after the revised language “for the duration of this offering” (and on pages 14 and 22) indicates that the offering price may change once your common stock is quoted on the OTCBB. Your Company is ineligible to conduct an at the market offering under Rule 415(a)(1)(x) of Regulation C. Therefore, please make clear that the offering price is fixed at $0.25 for the duration of the offering throughout your prospectus.

RESPONSE: See Amended S-1 at cover page, pages 14, 22 and 23.

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,

By:	/s/ Mr. Yitzhak Shtinovitz
Mr. Yitzhak Shtinovitz
President

VIA EDGAR
cc:	Paul Fischer. Staff Attorney, SEC